Mail Stop 0308
								June 9, 2005

Rufus S. Scott
Vice President, Deputy General Counsel
  and Assistant Corporate Secretary
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

Re:	CenterPoint Energy, Inc.
	Amendment No. 1 to Registration Statement on Form S-4
      Filed May 26, 2005
	File No. 333-123182

	CenterPoint Energy Houston Electric, LLC
	Form 10-K for the fiscal year ended December 31, 2004
      Filed March 24, 2005
	File No. 1-03187

	CenterPoint Energy Resources Corp.
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 24, 2005
	File No. 1-13265

Dear Mr. Scott:

      We have reviewed your amended filing and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General
1. Please refer to comment 4 in our letter dated April 6, 2005. Since the amount of any additional indebtedness that you may incur is significant and germane to this exchange offering, discuss the limitations on your ability to incur debt in the registration statement.

Summary Consolidated Financial Data, page 23
2. Please refer to our comment 20 in our letter dated April 6, 2005.
We note your response, but do not agree that operating income may properly serve as a substitute for gross profit under the requirements of Item 1010(c) of Regulation M-A. Under Item 102(bb)(1) of Regulation S-X, registrants may only provide costs and expenses applicable to net sales or gross revenues as a valid substitute to disclosing gross profit. Please revise.

Conditions To The Exchange Offer, page 27
3. Please refer to our comment 24 in our letter dated April 6, 2005.
We note your amendment and response, but believe that you should amend your filing to tailor your condition so that note holders may objectively verify when this condition has been triggered by events as they occur. You state on page 28 that "there shall not have occurred any outbreak or escalation of major hostilities in which the
United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency that makes it impractical to proceed with completion of the exchange offer." Given the continued deployment of U.S. armed forces in Afghanistan and Iraq and the persistent threat of terrorism against the United States, we are concerned that your condition is phrased so broadly as to make it difficult for note holders to determine whether it has been triggered by events as they occur. Further, it is unclear how a note holder may determine that such a triggering event
"makes it impractical to proceed with the completion of the offer."
Please make further revisions to address these concerns.

Description of the New Notes, page 43
4. Please refer to our comment 30 in our letter dated April 6, 2005.
It appears that you have not appropriately calculated the dilutive impact with respect to the conversion spread in your earnings per share example. In this regard, you should be dividing the conversion spread value by the average share price for the period, not the conversion price, to arrive at potential common shares. Please confirm to us your understanding of the calculation. You may consult
EITF 04-8.
Exhibit 8.1
5. Please revise this opinion to indicate that the disclosure in the registration statement is your opinion instead of stating that it is a " fair and accurate summary."

CenterPoint Energy Houston, LLC - Form 10-K for the fiscal year ended
December 31, 2004

Item 1. Business - True-Up Proceeding Developments, page 1
6. Please refer to our comment 38 in our letter dated April 6, 2005.
Paragraph 9 of SFAS no. 71 requires that a regulatory asset be recorded when the actions of a regulator provides reasonable assurance that an incurred cost that would otherwise be charged to expense will be recovered in future regulated rates. Footnote 5 to paragraph 9 defines an incurred cost as, "a cost arising from cash paid or obligation to pay for an acquired asset or service, a loss from any cause that has been sustained and has been or must be paid for." Paragraph 9 of SFAS no. 92 limits the capitalization or deferral of equity cost for financial reporting purposes when it states, "If any allowance for earning on shareholders` investment is capitalized for rate-making purposes other than during construction or as part of a phase-in plan, the amount capitalized for rate-making purposes share not be capitalized for financial reporting." The carrying cost you are recovering is not related to plants under construction or a phase-in plan. It is our understanding that the equity component of the carrying cost is not a regulatory asset, and as you indicate, would not be recognized in income until collected in rates. In short, explain in detail why you recorded a regulatory asset related to the equity component of the carrying cost.

Furthermore, the Final Order that you reference allows for recovery of $289 million of interest on the true-balance through August of 2004, although you have recorded a regulatory asset of $374 million.
We realize a portion of the difference may be due to timing issues regarding when the Final Order was released, and the calculations associated with period end financial statements. Please provide a reconciliation and detailed explanation of the difference. We may have further comment.

Statements of Consolidated Cash Flows, page 31
7. Please refer to our comment 44 in our letter dated April 6, 2005.
We believe that distinguishing between an invested and borrowed position in a money pool is not subjective, and is reasonably clear.
Prospectively, confirm to us that you will appropriately segregate such amounts on your consolidated statement of cash flows.

CenterPoint Energy Resources Corporation - Form 10-K for the fiscal year ended December 31, 2004

Statement of Consolidated Comprehensive Income, page 26
8. Please refer to our comment 53 in our letter dated April 6, 2005.
Help us understand why you did not apply SFAS no. 71 initially with respect to these non-trading derivative contracts. We may have further comment.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any questions.

      				Sincerely,



      				H. Christopher Owings
      				Assistant Director


cc:	      Gerald M. Spedale, Esq.
Baker Botts L.L.P.
      Fax:  (713) 229-1522


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Rufus S. Scott
CenterPoint Energy, Inc. et al.
June 9, 2005
Page 1